

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

August 2, 2017

Erxin Zeng
Chief Executive Officer and Chairman of the Board
Golden Bull Limited
707 Zhang Yang Road, Sino Life Tower, F35
Pudong, Shanghai, China 200120

      Re: Golden Bull Limited
              Draft Registration Statement on Form F-1
              Submitted July 10, 2017
              CIK No. 0001710350

Dear Mr. Zeng:

      We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Prospectus Cover Page

2.   Please identify the lead underwriter in your next amendment and disclose the material terms of your offering, including the nature of your underwriting arrangement, the obligation to return subscriptions by a certain date if you do not receive the minimum amount of subscriptions, and the placement of investor funds in escrow in the interim.

Please refer to Item 501(b)(8) of Regulation S-K for guidance. Further, please revise the Prospectus Summary, Use of Proceeds, Capitalization, Dilution, Risks Related to Our Ordinary Shares and This Offering, and Liquidity and Capital Resources sections of your prospectus consistent with the fact that only the minimum number of your securities may be sold in your offering.

Prospectus Summary, page 1

3.   Please disclose the key aspects of your offering and your business, such as:

- You offer short-term loans for periods of 30, 60, or 90 days;
- Your lending activities are highly concentrated in a small number of borrowers, disclosing representative historical statistics;
- Whether new regulatory restrictions beginning August 17, 2017 appear likely to impact your business operations, materially describing such restrictions;
- You were one of approximately 2,448 online consumer finance marketplaces operating in China as of December 2016 and whether you expect competition to increase;
- Whether and to what extent you have an obligation to repay lenders if a borrower defaults on its loan;
- Loans you facilitate may only be 70% collateralized; and
- You do not currently have a risk reserve fund.

Please also make corresponding revisions throughout your prospectus. For guidance, please refer to Item 3 of Form F-1 and Instruction to Item 503(a) of Regulation S-K.

4.   We note your disclosure on page 2 that "no loans facilitated through [y]our platform had defaulted" as of March 31, 2017. Please disclose:

- The proportion of loans where borrowers were late on their payments, if any.
- The number of borrowers who take out multiple loans, the average number of loans per borrower, and any associated limitations on the repayment of existing loans by securing additional loans on your platform.

Finally, in light of your 0% default rate, please disclose throughout your prospectus that neither your collateralization standards nor default collection efforts have been tested in practice.

Our Business, page 1

5.   Please revise to disclose if you provide any compensation or benefit to individuals or entities such as lending institutions that refer borrowers to your platform.

6.   Please revise to disclose if you have any formal or informal agreements with individuals or entities such as lending institutions to refer borrowers to your platform.

Corporate History and Structure, page 2

7.   Please revise to consistently present the name of your legal entities and subsidiaries. For example, in the diagram on page 3 you refer to <u>Point Cattle Holdings Limited</u> and <u>Point Cattle Group Company Limited</u> as your wholly owned subsidiaries while on page F-6 you appear to refer to the same entities as <u>Golden Bull Holdings Limited</u> and <u>Golden Bull Group Company Limited</u>.

8.   Please revise the diagram on page 3 as follows:

- Indicate which entities are inside China and which entities are outside China.
- Add a footnote to disclose that the connections between Shanghai Fuyu Information and Technology Co., Ltd. and your two VIEs are not ownership interests but rather are a series of contractual arrangements.
- Disclose the ownership interests of your two VIEs, consistent with the remainder of your presentation.
- Disclose the individuals or entities with the remaining 10.8% equity interests in Shanghai Dianniu Internet Finance Information Service Co., Ltd.

9.   Please disclose whether you anticipate being a "controlled company," as defined in NASDAQ Rule 5615(c)(1), following the completion of the offering and revise your disclosure as necessary.

Variable Interest Entity Arrangements, page 4

10.   In the discussion of each VIE agreement for Shanghai Dianniu and Shanghai Baoxun, please ensure you disclose all material terms to ensure investors clearly understand each agreement. Additionally, please ensure that your disclosure of each agreement is consistent with the agreement and is consistent throughout your filing. We note for instance on page 4 you disclose the annual consulting service fee is 89.2% of Dianniu's <u>operating revenue</u> while on page F-6 you disclose the service fee is 89.2% of <u>net profit</u>. Additionally, we note on page F-6 you disclose that Shanghai Fuyu Information and Technology Co., Ltd has the obligation to absorb <u>all</u> of Shanghai Dianniu's losses while on page F-16 you disclose Shanghai Fuyu Information and Technology Co., Ltd is obligated to absorb <u>89.17%</u> of Shanghai Dianniu's losses.

11.   Please disclose whether you believe the provision of internet financing services falls within the restricted category or the prohibited category under the Guidance Catalog of Industries for Foreign Investment, and briefly describe the consequences of being in such category. Please also disclose Bauxun's current or anticipated industry categorization and whether foreign investment in this industry is currently encouraged, restricted,

prohibited, or not listed. Finally, as applicable, please disclose your expectations for the future classifications of these industries or the re-classification of either VIE to a different industry.

Risk Factors, page 10

12.   Please revise to provide a risk factor that, as a result of your election to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), your financial statements may not be comparable to companies that comply with public company effective dates. Please include a similar statement in your critical accounting policy disclosures in the Management's Discussion and Analysis (MD&A) section.

Risks Related to Our Business

The laws and regulations governing the peer-to-peer lending service industry…, page 12

13.   Please disclose what proportion of your revenue was attributable to loans to borrowers for more than RMB 200,000 as of December 31, 2016, and in the subsequent periods. Please also disclose:

- Whether this pending restriction also applies to small business loans;
- Whether there is a penalty associated with an individual borrowing more than RMB 1 million from all platforms combined and to whom such a penalty would be assessed; and
- Whether and how you will determine if borrowers have obtained loans through other lending platforms.

Despite our marketing efforts, we may not be able to promote and maintain our brand in an effective and cost-efficient way and our business and results of operations may be harmed accordingly, page 16

14.   Please revise to clarify where in your financial statements you present the $1.6 million in marketing and advertising expenses incurred during 2016. We note on page F-3 that selling expenses totaled $826,038 for 2016.

Risks Related to Doing Business in China, page 27

15.   Please add a risk factor that U.S. regulators' ability to conduct investigations and inspections within China is limited.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties, page 34

16.   Please clarify whether you are or expect to be subject to penalties because you have not made adequate employee benefit payments and, if applicable, please disclose the amount of the penalties.

Use of Proceeds, page 44

17.   Please estimate your use of proceeds for each principal use identified. For guidance, please refer to Item 4.a of Form F-1 and Item 3.C.1 of Form 20-F. In addition, please disclose your estimate of the amount of such proceeds that would be available for such uses immediately following the completion of your offering to the extent Chinese law imposes restrictions that would materially impact the amount of such proceeds actually available to you at such time.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 53

18.   We note disclosure of customer concentration in the notes to your financial statements on page F-20 and in your risk factor on page 13. Please ensure you identify, quantify and analyze known trends, demands, commitments, events and uncertainties related to customers, investors or referring entities, whether affiliated or unaffiliated, that are reasonably likely to have a material impact on your financial results on business. Refer to Item 303 of Regulation S-K for guidance.

19.   Please revise to clarify how the P2P measures, described on page 12 and scheduled to be effective August 17, 2017, which cap the maximum loan balance for a borrower to RMB 200,000 are reasonably likely to impact your financial results and business given your disclosure of customer concentration.

Key Operating Metrics, page 54

20.   Given your limited operating history and the rapid growth during that period, in order to clearly show relevant trends please revise to disclose key operating metrics in a tabular format for each quarter during the reporting periods presented.

21.   Please revise to disclose key operating metrics related to your investors including, but not limited to:

- The reinvestment rate of existing investors;
- The number of new investors that made an investment during the quarter; and
- The total number of investors that made an investment during the quarter.

22.   Please revise to disclose key operating metrics related to your borrowers including, but not limited to:

- The re-borrowing rate of existing borrowers;
- The number of new borrowers that borrowed money during the quarter; and
- The total number of borrowers that borrowed money during the quarter.

Please disclose this information separately for individual and small business borrowers. Also discuss relevant differences between individual and small business borrowers from a financial or strategic perspective.

23.   Please revise to disclose the delinquency percentage for loans outstanding on your marketplace at each quarter end.

24.   Please revise to disclose your average customer acquisition costs for each quarter and discuss and analyze trends in your average customer acquisition costs.

Revenue recognition, page 64

25.   Please provide us an accounting analysis related to your recognition of management fees at the time of loan issuance as compared to over the life of the loan. Please identify the accounting guidance you considered in making your determination and explain to us how you determined that all the relevant services have been rendered.

26.   Please revise to quantify the amount of licensing fees recognized as income for each period presented and to additional information related to the generation of licensing fees. For example, explain the role of an agent including why a borrower will use an agent, explain what credentialed information is, typical terms of a licensing period, etc.

27.   Please provide us an accounting analysis related to your recognition of servicing expense as a reduction of revenue as compared an operating expense. Please identify the specific accounting guidance you considered in making your determination.

Business, page 69

28.   On page 11 you refer to your inability to collect payments from borrowers as a risk. Please revise here and throughout your filing as appropriate to clarify and expand on your role in collecting payments from borrowers and how this process impacts your financial results and business.

29.   On page 18 your disclose that because you do not have a risk reserve fund in the event of loan defaults you would not have funds readily available to repay lenders. Please revise here and throughout your filing as appropriate to clarify in what circumstances you would repay lenders in the event of loan defaults.

30.   Please revise to disclose which party manages the collateral repossession process when a borrower defaults on their loan and discuss any fees or costs associated with this process.

31.   Please revise to provide additional details regarding your investor incentive program including, but not limited to:

- Clarifying what the consumptive loan program is as compared to other loan programs;
- Detailing more clearly the criteria for an investor to get paid an incentive including why the number of first time borrowers is an important factor;
- Clarifying how the amount of an incentive is determined, how it is earned, when it is paid, and if it is paid at one time or over a specified period;
- Clarifying if the incentive is paid in cash or as a credit to be used to invest in a future loan; and
- Clarifying how you determine if an incentive results in negative revenue for a marketplace investor and quantifying the negative amount for each period presented.

Overview, page 69

32.   We note that you restrict access to your platform to "qualified borrowers." Please describe the necessary qualifications or characteristics your borrowers must possess and explain your reference to "prime borrowers" on the following page. If you target specific borrower demographics, please disclose such demographics. Please also disclose if and how your credit assessment distinguishes between individual and small business borrowers.

Our Strategy, page 69

33.   Please describe your plan of operation for the remainder of the fiscal year and for the first six months of fiscal year ending December 31, 2018. For guidance, please refer to Item 4 of Form F-1, Instruction 2 to Item 4.B of Form 20-F and Item 101(a)(2) of Regulation S-K.

Our Platform, page 70

34.   Please disclose how you currently market your platform to borrowers and investors. In addition, please disclose how you plan to use proceeds from this offering to expand your marketing efforts.

Benefits to Investors, page 70

35.   We note your third bullet addresses investor returns "after fees." Please tell us and revise to clarify if you, or your third party service provider, charge any fees to investors.

Benefits to Borrowers

Transparent Marketplace, page 70

36.   We note you disclosure related to servicing fees and late payment penalties. Please
         revise to provide additional information regarding these fees and penalties, including but
         not limited to:

   - Disclosing the amount charged for each period presented; and
   - Clarifying which entity retains these amounts and if you retain them, the related
     accounting policies, and where these amounts are presented in your financial
     statements.

Our Services, page 71

37.   Please disclose the average loan amounts for both your personal and small business loans
         as well as any minimum or maximum loan requirements.

38.   Please disclose how many loans facilitated on your platform have third party guarantees,
         the nature of the third parties providing these guarantees, and the terms on which they do
         so.

39.   We note that your platform's loans had an 8% average interest rate in 2016, which you
         consider comparable to bank loan interest rates in China. Please also disclose the range
         of and average interest rates, including your transaction and management fees, and
         evaluate the comparability of loans on your platform to bank loans after fees.

40.   Regarding your use of automobiles to secure loans, please disclose:

   - Whether the automobiles used as security are subject to other liens or security
     interests or are owned outright, and whether any actions must be taken to perfect a
     security interest in the automobiles;
   - Whether you receive or pay fees in your partnership with the third party garages; and
   - The activities of your employees who are located in garages "for the purpose of
     administering the automobiles used as collateral for the loans we facilitate."

Our Platform and the Transaction Process, page 71

41.   We note your statement that "[you] believe that [y]our platform enables . . . a credit
         assessment that more accurately determines an applicant's creditworthiness. Please
         revise your disclosure to provide your basis for this belief, as well as to identify the
         alternative assessments models to which you are comparing your model.

Stage 3: Credit Assessment and Decision-Making, page 72

42.   Please expand your description of your credit assessment process to describe in more detail the steps you take to reach a decision on whether to extend credit.

43.   Please disclose the percentage of applicants submitting complete applications received credit approval in fiscal year ended December 31, 2016 and the subsequent periods.

Stage 4: Approval, Listing and Funding, page 72

44.   Please revise to clarify how you collect your fees. For example, clarify whether the third party service provider takes the fees from investor deposits and transfer them to you and then transfers the remaining loan amount, net of your fees, to the borrower.

Management

Compensation of Directors and Executive Officers, page 89

45.   We note that you must contribute "certain percentages" of your employees' salary for certain benefits under PRC law. Please disclose the aggregate amount contributed for the years ended December 31, 2016 and 2015, if material.

Principal Shareholders, page 91

46.   Please tell us why Qian Lai Qian Wang is not included in this table in light of your disclosure on page 92.

Financial Statements

Consolidated Statements of Operations and Comprehensive Loss, page F-3

47.   Please separately present each material class of operating revenue from services in accordance with Rule 5-03 of Regulation S-X.

Note 1 – Nature of business and organization

Contractual Arrangements, page F-6

48.   Please revise to provide a separate heading and discussion of the Business Cooperation Agreement.

Note 2 – Summary of significant accounting policies, page F-9

49.   Please revise to disclose how you account for and where you present the costs related to verification and credit assessment and the decision-making processes as discussed on page 72. Please tell us the cost of these activities during 2016.

Recently issued accounting pronouncements, page F-13

50.   We note from your disclosure on page 5 that you qualify as an emerging growth company and that you have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements (i.e. to comply with new or amended accounting pronouncements in the same manner as a private company). Please expand your disclosure to specify the dates on which adoption is required and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Note 9 – Concentration of risk

Credit risk, page F-19

51.   Please revise to separately quantify, for each period presented, the amount of cash and cash equivalents deposited with a bank and the amount deposited with a third party platform fund account.

Customer concentration risk, page F-20

52.   We note your disclosure on page 2 that you currently facilitate loans exclusively to borrowers that provide an automobile as security to lenders. Given the significant amount of transaction and management fees earned from a limited number of borrowers during each of the reporting periods presented, please revise your MD&A to provide an enhanced discussion of the transactions entered into with these borrowers that resulted in these fees. This discussion should include for instance, a quantification of the total amount of loans facilitated during each period, the amount and percentage of transaction and management fees earned on these loans, and how the requirement to provide adequate collateral as security to lenders was met.

53.   We also note that your disclosure of customer concentration risk includes concentration only as it relates to borrowers. Given that your platform connects investors with borrowers, please tell us how you determined that investors are also not your customers. Please also revise to disclose any concentrations of loans funded by investors during each of the reported periods.

Note 11 – Commitments and contingencies

Contingencies, page F-20

54.   Specifically related to your disclosure on page 34 that you have not made adequate employee benefit payments and may be required to make up the contributions as well as to pay late fees and fines and in general related to any other potential regulatory or other significant loss contingencies, in accordance with ASC 450-20-50, please revise to disclose:

- The amount or range of reasonably possible losses in addition to amounts accrued, or
- That reasonably possible losses cannot be estimated, or
- That any reasonably possible losses in addition to amounts accrued is not material to your financial statements.

Part II – Information Not Required in Prospectus

Index to Exhibits

55.   Please provide fair and accurate translations of all of your attached agreements pursuant to Securities Act Rule 403(c). In this regard we note that not all parties are identified in your material contracts.

56.   Please include the final and complete version of your material VIE contracts including appendices. We note many terms and parties are blank in the agreements. Additionally, we note the appendix of the Technical Consultation and Service Agreement includes information on the service fees and is not included.

     You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or Amit Pande, Accounting Branch Chief, at (202) 551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3338 with any other questions.

                              Sincerely,

                              /s/ Dietrich A. King

                              Dietrich A. King
                              Assistant Director
                              Office of Financial Services

cc: Ari Edelman, Esq.